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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                               For August 28, 2003

                        Commission File Number: 333-13096

                            AES DRAX HOLDINGS LIMITED

                               Drax Power Station

                                    PO Box 3

                                      Selby

                                 North Yorkshire

                                     Y08 8PQ

                                     England

                            ------------------------

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

       Form 20-F X                          Form 40-F
                 -

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                            --------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                            --------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

       Yes                         No X
                                      -

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________




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                            AES DRAX HOLDINGS LIMITED



INDEX

ITEM
----

1 Press Release dated August 27, 2003, entitled "AES Drax Holdings Ltd in continuing discussions with Goldman Sachs International"







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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                AES DRAX HOLDINGS LIMITED


August 28, 2003                                 By: /s/ Gordon Horsfield



                                                   ------------------------
                                                   Name: Gordon Horsfield
                                                   Title: Director




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                                                                          ITEM 1
                                                                          ------

                                  PRESS RELEASE

27 August 2003

AES DRAX HOLDINGS LTD IN CONTINUING DISCUSSIONS WITH GOLDMAN SACHS INTERNATIONAL



AES Drax Holdings Ltd ("Drax") has today announced that it is in continuing discussions with Goldman Sachs International in respect of its proposal to participate in Drax's proposed restructuring. These discussions are continuing notwithstanding the offer of Goldman Sachs International, which was filed on a Form 6-K on 14 August 2003, having lapsed.

ENQUIRIES:

Judith Parry/Kelly-Ann French/Sophie Morton   Tel: 01943 883990

                             Buchanan Communications


FORWARD-LOOKING STATEMENTS

Certain statements included in this document are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date that they were made. Forward-looking statements can be identified by the use of forward-looking terminology such as "believe," "expects," "may," "intends," "will," "should," or "anticipates," or the negative forms of other variations of these terms of comparable terminology, or by discussions of strategy. Future results covered by the forward-looking statements, including the projections, may not be achieved. Forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we have identified some of these risks, uncertainties and other important factors herein and you should also review "Item 3. Key Information - Risk Factors" and "Item 5. Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2002.

You should also consider, among others, the following important factors:

o    general economic and business conditions in the UK;

o changes in governmental regulations affecting the Drax Power Station and the UK electric power industry generally, including the impact of the New Electricity Trading Arrangements ("NETA"). NETA was implemented on March 27, 2001;

o    power prices and resource availability and pricing;

o    general industry trends;



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o    changes to the competitive environment;

o changes in business strategy, development plans or vendor relationships in the market for power in the UK;

o that our principal hedging arrangement relating to power sales has been terminated and we are currently operating as a fully merchant plant;

o that since December 12, 2002, we are operating under standstill arrangements with, among others, certain of our senior creditors (initially under the "ORIGINAL STANDSTILL AGREEMENT", and, after expiry thereof on May 31, 2003, under the "FURTHER STANDSTILL AGREEMENT", and, after expiry thereof on June 30, 2003 under the "THIRD STANDSTILL AGREEMENT" and after expiry thereof on August 14 2003 the "FOURTH STANDSTILL AGREEMENT," which became effective on August 22 2003.

o    availability, terms and deployment of capital;

o    interest rate volatility;

o changes in currency exchange rates, inflation rates and conditions in financial markets;

o    availability of qualified personnel; and

o    changes in the interpretation of tax law.

We do not intend to publicly update or revise these forward-looking statements to reflect events or circumstances after the date hereof, and we do not assume any responsibility for doing so.